Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

FINAL TRANSCRIPT

Thomson StreetEventsSM

HOLX - Hologic at Nasdaq 19th Investor Program

Event Date/Time: Jun. 19. 2007 / 6:45AM ET

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

CORPORATE PARTICIPANTS

Jack Cumming

Hologic - Chairman, CEO

PRESENTATION

Unidentified Speaker

The next Company to present before we break for lunch is Hologic.

Hologic is a leading developer, manufacturer, and supplier of premium diagnostic and medical imaging systems dedicated to serving the healthcare needs of women and a leading developer of innovative imaging technology for digital radiography and breast imaging.

Hologic is included in the Nasdaq Healthcare Index, Nasdaq Global Select Composite Index, S&P’s SmallCap 600 Index, and Russell’s 2000 and 3000 Indices. Also, Fortune named Hologic to its list of 100 fastest-growing technology companies.

With us today is Jack Cumming, the Chairman and CEO of Hologic. Mr. Cumming joined the Company in 2000 after serving as the President and Managing Director of Health Care Markets Group, a strategic advisory and investment banking firm that he founded in 1984. Please join me in welcoming Mr. Jack Cumming.

Jack Cumming - Hologic - Chairman, CEO

Now we can save the applause for later. Since I have no control over any of this here and I haven’t talked to my AV guy, does the mic work like this now? Can you all hear me?

Okay. Good. And does that do anything? Yes, it does. Under the new Sarbanes-Oxley laws, this is amazing. I want you to really try to read these carefully because there will be a test.

I want you to — if you can just count the number of them, I think that in and by itself — we’re still going here. All right, this set a record, five slides, single space in about ten-point type to do this. I think we would’ve made it a little less if we hadn’t announced the acquisition of Cytyc.

Well, what I’m going to cover today is first I’ll discuss a little bit about the history of Hologic and our products and then want to talk about certainly the announced acquisition of Cytyc, which we’re very excited about.

Hologic was started in 1986, went public in 1990. The Company benefited greatly by osteoporosis becoming very topical when Merck brought in Fosamax in 1986.

The Company did exceedingly well. Sales tripled, highly profitable, $100 million in cash, no debt. And then Merck decided they didn’t need really a bone density scanner in everybody’s house, and sales leveled off. And the Company said they had to divest.

So what they did is they bought a company back in 1999 called Direct Radiography that made this digital plate that obviated the need for film. So you could now look at your image on a TV monitor versus holding up a raw piece of film.

But the visionaries, Jay Stein, David Ellenbogen, the co-founders, they wanted to take that Digital Radiography product and actually make it into digital mammography product.

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Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

So in 2000, the Company bought Trex Medical. And Trex included LORAD. And LORAD at one time had 48% of the U.S. market for mammography systems. When we bought them, it had 27%.

It was a thermal electron company, one of those many Trex or thermetics or thermal cardio systems companies that they had invested in at that point in time. And the market share went down dramatically.

We came in, revitalized the company. And today, we have approximately 55-plus percent of the U.S. market, which is by far our most profitable market and where we derive 75% of our total revenues.

In 2003, we launched digital mammography that is taking this analog product, putting that digital plate in it. And we called it a Selenia, because we use amorphous selenium to capture the x-ray and turn it into an image.

Since 2004, as you can see, we did $229 million growing to $288 million, growing last year to $463 million, and estimated will be at $720 million this year. First half of the year, we were about 79% year over year in revenues.

And here’s our cheat sheet numbers, up 79% in revenues, pre-tax, that’s 94%. And the backlog was up 41%. So we certainly have had some good success. And this was all driven by digital mammography.

The mammography and breast health part of our business, as I said we have 55% share of this in the United States. It’s 78% of our total revenues.

We sell on image quality, that we provide the best image quality to be able to diagnosis the potential of breast cancer. Our products sell at a premium to our competition, so consequently, when someone buys our product, they’re going to pay more because they believe they’re getting more.

And with the largest installed base with 13,000 systems world-wide with approximately 80% of those in the United States, and as you can see, the breast health business by itself was up 77%.

We did $336 million for fiscal ‘06. And in the first half of ‘07, we have $270 million in that category.

This is a barometer of penetration of digital mammography in the United States. There area some 13,400 systems in 8,800 facilities.

To date, approximately 21% of the facilities have gone to digital, and 20% or 21% have units. So the penetration is at 20%.

There is a significant amount of runway ahead of us to be able to sell digital. So we look for the years ahead of strong continued growth of our Selenia digital systems.

In our product pipeline, we’ve moved now to an interventional area. In July of last year, we bought a Company called Suros, which I’ll discuss in a few minutes. It’s a biopsy Company to remove tissue to examine to see if it has cancer of the breast.

But when we look at products, we have a core biopsy product for surgery. That is being launched now. It’s called Celero. It’s a handheld device. I’ll talk about that in a minute.

And we see a revenue potential of about $40 million and that we have full-scale digital mammography that will be sold into gynecologists. We see that as an opportunity over the next three years.

We see a product to extract benign fibroid adenomas with the Suros products. We see that as up and coming out in the next two or three years. And we see that in the $50-million range. We also see an extraction device to be able to remove the cancer from the breast.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

And we also see radiation therapy for radiation oncology of the breast in a partial breast irradiation versus whole irradiation. And tomosynthesis is the next evolution of digital mammography.

Tomosynthesis, which we’ve finished our clinical work. We have finished our reader study. Our information is going to a biostatistician.

We’re going to be submitting the information to the FDA for P&A approval, hoping to get P&A approval by the end of this calendar year. It is our current product that is able to do 3D.

And what that means is we’re going to take multiple views of the breast. And the breast is a very complicated organ that has skin, tissue, overlap. And it is very difficult to be able to see these very, very small micro-calcifications.

We expect that with tomosynthesis, we’re going to lower the recall rate. The recall rate is that percent of times must come back because on her initial visit the doctor finds something or sees something on the mammogram that he wants to look at or she wants to look at more carefully. And you bring the person back for that second look.

We believe it’ll be at least a 20% to 30% reduction in the recall rate because tomosynthesis the first time around will be able to visualize better the potential areas that seem cancerous and non-cancerous.

This next slide is going to show you a tomosynthesis vantage now. As you can see, this is slice by slice that the radiologist will be able to look at the breast. And you can’t see really anything here. It’s a normal breast.

But as you go further, you’re going to start to see lesions that are coming up. There’s some masses, three masses. And there’s some white dots right there. Those are micro-calcifications. That cannot be seen normally under today’s digital imaging.

By slicing through the breast, much like CT, we can leaf through it and be able to find in, let’s say, splice number 40 something that you can’t see in slice number 30 and something you can’t see in slice number 50.

This can — it really has the potential of revolutionizing mammography as it is today. And we’re looking at that relative to doing contract studies, looking at it — using it with pep. It’s going to have a big future.

‘08, we’ll start putting systems out. ‘09, we’ll be putting them out in a large array. And in ‘10, they’ll proliferate.

The product I talked about, which is the biopsy product, we bought this Company Suros last year. They were doing—it was really about $35 million running rate when we bought them last year.

This year, at the end of our fiscal year in September, they’ll be approximately $60 million. So we’ve obviously enjoying 30% plus growth. And we expect that kind of growth again in the next fiscal year, ‘08 and beyond.

The interesting thing about the product is that we’ve really just started to touch the market. We have now introduced this. It’s a handheld device. There’s no tether to it. It’s vacuum assisted.

And it’s going to go into a new market because there are 600,000 core needle biopsies down a year that we’re not in that market. And now through this product, we’ll be able to enter that market.

Women today are taken into the OR to have tissue removed for biopsy. 90% of those biopsies should be made minimally invasive. And they should be not taken to surgery.

This product along with the other products we make will give a less invasive approach for women today. And it is less invasive, less anxiety. It’s a quarter inch of a nick on the breast versus a two-inch insertion. It does everything it should do.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

But unfortunately, we have a situation that the breast surgeon or general surgeon gets more reimbursement for doing the surgery in the OR. Maybe that’s good for him. But it is not good for women.

And we need to do a better job of accompanying, educating OB/GYNs that they need to tell women there are less invasive procedures available to them.

And it’s a market that — if you look at the next slide — there’s 1.8 million breast biopsies done annually in the U.S. Now these 500,000, we’re already approaching with those products that I showed you earlier, the vacuum-assisted one.

But it’s the conversion of the core needle biopsies that we’re just getting into on this side and the open surgical procedures on this side, the 700,000 of women that are going to the OR, that we’re going to convert to less invasive procedures. And we expect large growth from this division over the next several years.

When we bought Suros, we expected that through organic growth and through new products we could take a $35 million Company and turn it into a $250 million division.

And we’re going to do that. That’s my segue I think. And we’re going to do that by joining forces with Cytyc.

And Cytyc has had a legacy of bringing the Pap business up to the modern age. They have done an incredible job of reducing death by cervical cancer from their ThinPrep Pap Test.

90% of the Pap tests done in the United States today are done with this liquid based product that they have. They have 65% of the U.S. market. And they’ve made a huge difference in women’s lives.

Our strategy of the companies is to drive the top line growth into 20% for a long time to come and the bottom line at 20%, too. We are going to have number one position in each of the best in class products that we compete.

We’re going to continue the innovation through some of these products that I talked about here today and other products that are in our pipeline and to apply free cash flow to pay down the debt. And we’ll talk about that in a minute.

The best in class was certainly with Cytyc with the base product that they brought out in ‘96 and in 2003 with our digital product.

We’ve spent $80 million on R&D in the last 12 months. And we have (technical difficulty) spectrum of the diagnostic products here. And it may address the major health issues for women.

If you can look at this continuum, what are the three tests that women get today? They get a Pap test. They get a mammogram. And they get a bone density test. We want to be ubiquitous relative to women’s health in general, especially in gynecological health and breast health.

And here, we’re number one in each one of these product categories. We’re number two in the biopsy systems. J&J is number one. But they own 90-some odd percent of the market. For many, many years, they were the only player in the market. And we’ve come.

Suros by themselves did 15% of the market as a stand-alone. And we expect that we’re going to continue to eat away not only at the J&J business by taking share with a better product.

But what we’re going to be able to do is to grow in some new markets that we’re not in. We have the Adeza product which Cytyc just acquired, which is number one in pre-term labor. And endometrial ablation, NovaSure, has turned out to be a $230-million a year product. Adiana, they just bought.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

Osteoporosis screens is what Hologic was founded on, is an $80-million business. MammoCyte for partial breast radiation, number one, again.

So best in class number one products, two companies. It’s a very unique combination. And we’re going to leverage the OB/GYN platform. There are 230 salespeople in the United States that call on the OB/GYN.

The OB/GYN is the gatekeeper for women that makes suggestions on where do I go for my mammogram. Where do I go for a dermatologist? In screening tests, we offer the Adeza, the Discovery, the Selenia, and the ThinPrep.

When it comes to the diagnostic tests, minimally invasive again, Suros, Multicare, Selenia, and Discovery. The treatment specialists, the channel access to breast surgeons, we have a product in our new Celero that I showed you, the untethered biopsy device that we don’t have a sales force for.

We had a sales force that sells into radiology but not one into breast surgeons. And there are 58 people that Cytyc has today that sell into that market that we’ll use.

We’ll use the 230 people to inform the OB/GYNs that there are less invasive procedures for women. And we will give them a list of those doctors in the local communities that practice those procedures using our products.

Now it also is going to help other companies because quite frankly a breast surgeon’s going to use our product or a J&J product or a Bard product.

But the important takeaway here is we’ll increase utilization. And it’s less invasive for women. And that’s what we’re going for. And we believe since we have the leading market share in each one of these areas we would benefit just directly from that increased utilization.

And if you look at the breast in and by itself, today, we’re taking the image of the breast by our Selenia digital system. We’re taking our Suros biopsy product. We’re taking that suspicious tissue out. And it’s being analyzed.

We can go in with the new Suros product, take out a benign fibroid adenoma. We can take another Suros product and take out the cancer.

And then we can come in with the MammoCyte product from Cytyc and do partial breast irradiation. We will be ubiquitous with breast health.

The channel coverage in the U.S. from our 104 people combined, we’re going to be 440 U.S. representatives. So we’ve done pretty good fighting General Electric, which is our competition in all areas. We’re fighting J&J. We’re fighting Siemens. But that’s with 104 people.

Now we’re going to have 440 people. And that will continue to grow. And as you can see the groups of doctors that we call on there, it’s a formidable group. And we need a formidable sales force to do it. And that’s what we’re going to have as a combined entity.

From a revenue mix, though, this is exciting. Hologic today is 90% capital equipment, 10% disposables. Combined, we’re going to be 60% consumables and 40% capital equipment. The Pap business, which is 59% of Cytyc, our digital mammography business [68%].

Now quite frankly, we’re less dependent on these areas as the other areas of interventional will certainly grow. Interventional I expect will outgrow Pap at some point in time and potentially could outgrow digital by organic growth and by add-ins.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

Correctively, our revenues $1.4 billion. We will generate — I’ll have a slide in a minute that talks about our EBITDA number, which is going to be substantial.

The (technical difficulty) were 0.25, 0.52 shares in Hologic and $16.50 for each Cytyc share. At the end of the transaction, Cytyc shareholders will own 55%, we’ll own 45%.

Patrick Sullivan is here today with Cytyc as Chairman of the Board. We’re going to have six Directors, they’re going to have five Directors. I will be the CEO of the combined companies. And obviously, we have to go through the customary approvals.

We have filed for HSR. The S-4 will be filed June 29th. I’m sure the SEC will not make any comments as they never want to do that. 300 pages, I’m sure they’ll find maybe a the that should be a the or an a that should be an an.

That being said, I would expect that September, first of September to October, depending on the SEC comments of the transaction, we’ll close.

Permanent financing is going to be a combination of pre-payable term loan and equity-linked security. We have had a commitment from Goldman Sachs for the funds at closing, so we know the deal’s assured.

As you can see here, when we look at the two companies, we are equal sizes, $720 million each with a combined EBITDA of [$436 million].

And certainly at the end of ‘08, we expect that $1.4 billion to go to more like $1.7-plus billion. And the $440 million is going to exceed $500 million.

The guidance that we’ve given the Street is adjusted EPS in the $2.35 to $2.40 range. And that excludes the write-off and amortization of acquisition-related intangibles. A gross margin of 65%.

Hologic’s gross margin today, 47%, at close as a combined Company, 60%. As a combined Company at the end of ‘08, 65%. The goal of the Company is to raise that 65%.

Cytyc today I think 75% gross margin. And the long-term revenue outlook is 20% growth top line and bottom line.

So collectively, what you have is a global leader, comprehensive portfolio, expanded commercial capabilities, and an opportunity to offer integrated solutions in screening, in diagnostics, and in therapeutics. And internationally, we have a wonderful opportunity.

Hologic deals to 125 distributors around the world. And Cytyc has 200 sales and service people and 20 direct offices.

So what you’re blending is a direct operation with a distributor operation that gives you so many different permutations of what you can do in different markets that we see greater penetration, greater brand awareness between the two companies and greater margin opportunities.

And with that, I’ve made up for the other groups going overtime. So I have seven minutes and 51 seconds left. If anyone wants to ask any questions, I’m happy to answer them. Yes, sir.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

QUESTIONS AND ANSWERS

Unidentified Audience Member

You talked a little bit about your sales force. Do you see this as a push or a pull market? You didn’t really talk about any direct consumer advertising.

Is that something that you’re going to need to do more of as a combined Company? How do you see that panning out going forward?

Jack Cumming - Hologic - Chairman, CEO

I think direct to consumer is something that we would certainly consider. What Cytyc has done is use the web really as kind of a quasi-direct to consumer.

I’d like to find a better way to be able to reach women to explain to them that they have these alternatives for electing basic procedures. And we see the OB as the key component of that. And that is just continuing to call on them and help educate them.

When it comes to the fetal fibronectin test, that certainly can be a direct to consumer. When I look at some products in our current portfolio of products that we might be acquisitive of, I can see that also.

I don’t think you’re going to see us advertise on the Superbowl. But I see that Digene — Digene’s done a very good job in the direct to consumer. It’s a big jump.

And I’m not sure that our products today all lend themselves to that. But I do believe because we’re going down the disposable in women’s health that we’ll end up using it.

Unidentified Audience Member

And perhaps you could comment a little on international markets, how you see a marketing effort there, you just talked about mainly distributors.

Jack Cumming - Hologic - Chairman, CEO

Sure.

Unidentified Audience Member

Presumably, they’re a key market in areas like Germany, etc. in spending more money on —

Jack Cumming - Hologic - Chairman, CEO

Right.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

Unidentified Audience Member

— on diagnostics. How are these structures of some of these larger markets ex-U.S. different to the U.S.? I mean, can you go down the OB/GYN route there? Or is it a different structure you need to employ?

Jack Cumming - Hologic - Chairman, CEO

Each market — and Pat and I have discussed this at length — is so different. If you take the UK as an example, the UK has one of the best screening programs in the world for breast health. And it’s all analog.

Digital has just really started here. The NHS has said it’s very interested. It’s going to provide digital systems. It’s going to fund that over the next three to four years. But it’s going to be a slow rollout.

Germany just really started their own screening program for analog about a year ago. So they’re way behind. But digital has really started to pick up this year.

The Netherlands, of all countries, has more digital than probably Germany and the UK combined, small country that’s totally dedicated to screening and Pap technology.

The gynecologist in lots of places is hospital based. So it’s still an education process, especially when it comes to the NovaSure product that Cytyc has for endometrial ablation.

But to me, that’s a three-to-five-year program of educating governments first of all to allocate money.

I mean, I spend 50% of my sales time traveling, talking with ministers of health, talking with our own U.S. ambassadors to try to get them to talk to ministers of health about the importance of women and what it’s costing the system by not doing these less invasive procedures or these preventative procedures.

So it’s going to be different everywhere. We can’t do Coca-Cola. And I wish we could. But it’s not going to happen. So market by market, three to five years for almost all markets. Yes, sir.

Unidentified Audience Member

Could you talk about the transition in the market? You’ve gone from analog to digital. And now most of the growth in the market, at least in the U.S., is in digital.

And now you’re moving from 2D to 3D with your tomosynthesis. Could you talk about how you see that market evolve?

And ten years down the line, is all the growth going to be in 3D imaging? And secondly, what is the dose of a tomosynthesis imaging procedure versus a regular digital 2D image?

Jack Cumming - Hologic - Chairman, CEO

Okay. Digital 20% penetration in the U.S., outside the U.S. less than 10%. Ten years from now, everything will be digital. When I say everything will be digital, that means everybody will be using digital in the U.S. And that could be 80% because very, very small institution and outliers will always be in an analog world because that’s just reality.

The rest of the world, if you could get 50% in 10 years, I think that would be wonderful.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

But you have to define rest of the world for industrialized countries versus the rest of the world that isn’t industrialized countries that you have no chance just because they have no money for anything.

Tomosynthesis or fusion of tomosynthesis and other products will be the standard of care ten years out.

In five years out, I think you’re going to see 3D have a major impact on how images are read today, whether it’s read with or without contrast, whether it’s read with the fusion of ultrasound, whether it’s read with a combination of PET.

It clearly is going to have a dominant place. And since the systems that will be sold will all be 2D/3D systems, there’s not really a choice.

There may be a choice from the user to only use the 2D portion. But they’ll be able to add the 3D by our software upgrade.

So I don’t think anyone’s going to be manufacturing straight digital systems five years from today. I think they’ll be all digital.

And dose is very important. We see dose as equal or less than the 2D systems today. And that’s anecdotal. But it’s certainly by the clinical work we’ve had at six sites. Plus, we’ll have another 12, 13 sites out here in the next year.

It has great potential to reduce it and also less compression by the way, which is another real positive for women because it is not a patient-friendly procedure.

And we have something that will be announced and can talk about how to mitigate the amount of compression and the pain that a woman will have to go through here in the next little bit.

Unidentified Speaker

We’re out of time. Sorry.

Jack Cumming - Hologic - Chairman, CEO

Just for a lady —

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Jack Cumming - Hologic - Chairman, CEO

No, CT is very high. It is really x-ray, MRI. It’s like x-ray. It’s like mammography today is. MRI is no radiation.

Unidentified Speaker

Thank you.

Jack Cumming - Hologic - Chairman, CEO

Thank you.

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FINAL TRANSCRIPT
Jun. 19. 2007 / 6:45AM, HOLX - Hologic at Nasdaq 19th Investor Program

Unidentified Speaker

Please join us back in this room for a lunch presentation.

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Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.